MAJESTIC OIL & GAS, INC.
Cut Bank, Montana 59427

November 6, 2008

Ms. Joanna Lam
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re: SEC correspondence dated September 3, 2008, conversation with the staff on October 8, 2008, follow up correspondence filed on EDGAR and further conversations with the staff.

Dear Ms. Lam:

Following your review of the above correspondence and your comments, at your suggestion, we are filing proposed revisions for those items upon which you had subsequent comments. Accordingly we have filed on EDGAR this correspondence with the following as revised:

•	A - Item 8A for 10-KSB/A
•	B - Item 4 for 10-Q for 3/31
•	C - Item 4 for 10-Q for 6/30

The K-SB/A and two Q-SB/A’s are drafted and will be filed following your review of this correspondence.

Very truly yours,

/s/ Patrick M. Montalban

Patrick M. Montalban, CEO
Majestic Oil & Gas, Inc.

EXHIBIT A

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer/Chief Financial Officer has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the fiscal year ending December 31, 2007. Based upon such evaluation, the Chief Executive Officer/Chief Financial Officer has concluded that, at December 31, 2007, the Company’s disclosure controls and procedures were ineffective. This conclusion by the Company’s Chief Executive Officer/Chief Financial Officer does not relate to reporting periods after December 31, 2007.

Management’s Report on Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Chief Executive Officer/Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework stated by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, due to our financial situation, we will be implementing further internal controls as we become operative so as to fully comply with the standards set by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its evaluation as of December 31, 2007, our management concluded that our internal controls over financial reporting were ineffective as of December 31, 2007 and for the fiscal year ending December 31, 2007 and that there is a material weakness in our internal control over financial reporting as of December 31, 2007. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates to the lack of segregation of duties in that our CEO and CFO are the same person.  In the preparation of audited financial statements, footnotes and financial data all of our financial reporting is carried out by our Chief Financial Officer, and we do not have an audit committee or independent CEO to monitor or review the work performed.   The lack of segregation of duties results from lack of a separate Chief Financial Officer with accounting technical expertise necessary for an effective system of internal control.  We are, in fact, a small, relatively simple operation from a financial point of view. In order to mitigate this material weakness to the fullest extent possible, all financial reports are reviewed by an outside accounting firm that is not our audit firm. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. To mitigate further this material weakness to the fullest extent possible, although our CEO/CFO has identified the financial reporting risks and the controls and address and monitors the controls on an ongoing basis, we have requested that our outside accounting firm that is not our audit firm perform direct tests of our internal controls and procedures prior to November 14, 2008 to identify material weaknesses that in its opinion need to be addressed. If as a result it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. Finally, as soon as our finances allow, we will hire an independent Chief Financial Officer.

This annual report does not include an attestation report of the Company s registered public accounting firm regarding internal control over financial reporting. Management s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report on Form 10-KSB/A.

Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the quarter ended December 31, 2007, that materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting.

EXHIBIT B

PART I - Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2008, under the direction of our Chief Executive Officer/Chief Financial Officer, we evaluated our disclosure controls and procedures as of March 31, 2008 and concluded that our disclosure controls and procedures were ineffective as of March 31, 2008 due to the following: The material weakness relates to the lack of segregation of duties in that our CEO and CFO are the same person.  In the preparation of audited financial statements, footnotes and financial data all of our financial reporting is carried out by our Chief Financial Officer, and we do not have an audit committee or independent CEO to monitor or review the work performed.   The lack of segregation of duties results from lack of a separate Chief Financial Officer with accounting technical expertise necessary for an effective system of internal control.  We are, in fact, a small, relatively simple operation from a financial point of view. In order to mitigate this material weakness to the fullest extent possible, all financial reports are reviewed by an outside accounting firm that is not our audit firm. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. To mitigate further this material weakness to the fullest extent possible, although our CEO/CFO has identified the financial reporting risks and the controls and address and monitors the controls on an ongoing basis, we have requested that our outside accounting firm that is not our audit firm prior to November 14, 2008 perform direct tests of our internal controls and procedures to identify material weaknesses that in its opinion need to be addressed. If as a result it appears that any control can be implemented to continue to mitigate such weaknesses, it will be implemented as soon as practicable. Finally, as soon as our finances allow, we will hire an independent Chief Financial Officer.

There were no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT C

PART I - Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of June 30, 2008, under the direction of our Chief Executive Officer/Chief Financial Officer, we evaluated our disclosure controls and procedures as of June 30, 2008 and concluded that our disclosure controls and procedures were ineffective as of June 30, 2008 due to the following: The material weakness relates to the lack of segregation of duties in that our CEO and CFO are the same person.  In the preparation of audited financial statements, footnotes and financial data all of our financial reporting is carried out by our Chief Financial Officer, and we do not have an audit committee or independent CEO to monitor or review the work performed.   The lack of segregation of duties results from lack of a separate Chief Financial Officer with accounting technical expertise necessary for an effective system of internal control.  We are, in fact, a small, relatively simple operation from a financial point of view. In order to mitigate this material weakness to the fullest extent possible, all financial reports are reviewed by an outside accounting firm that is not our audit firm. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. To mitigate further this material weakness to the fullest extent possible, although our CEO/CFO has identified the financial reporting risks and the controls and address and monitors the controls on an ongoing basis, we have requested that our outside accounting firm that is not our audit firm prior to November 14, 2008 perform direct tests of our internal controls and procedures to identify material weaknesses that in its opinion need to be addressed. If as a result it appears that any control can be implemented to continue to mitigate such weaknesses, it will be implemented as soon as practicable. Finally, as soon as our finances allow, we will hire an independent Chief Financial Officer.

There were no changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.